

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Stefan Berger
Director
Pegasus TopCo B.V.
Robert-Bosch-Str. 32-36,
72250
Freudenstadt, Germany

> **Re: Pegasus TopCo B.V.**
> **Registration Statement on Form F-4**
> **Filed September 26, 2023**
> **File No. 333-274701**

Dear Stefan Berger:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 Filed September 26, 2023

Cover Page

1. We note your references to PIPE investments throughout the registration statement. Please confirm whether there have been any negotiations with potential PIPE investors to date. State on the cover page whether or not the consummation of a PIPE investment is a condition to the Business Combination or is otherwise necessary for the parties to complete the Business Combination. Additionally, with a view toward revised disclosure, please tell us how you intend to make investors aware of the terms of any PIPE investment.

2. Please revise the cover page to disclose the voting power percentage of your directors and executive officers and that you expect to be a "controlled company" post-Business Combination and provide a cross-reference to your risk factor disclosure and the longer discussion of the exemptions available to you as a "controlled company."

3.   Please revise your disclosure on the cover page to disclose whether the approval of the New York Stock Exchange listing application is a condition to closing the Business Combination and provide a cross-reference to risk factor disclosure that addresses the risks involved if the application is not approved.

4.   In light of the unlikely possibility of no redemptions, balance your cover page disclosure regarding ownership levels in TopCo by providing the equity stakes assuming maximum redemptions.

5.   Please expand your disclosure throughout the registration statement to discuss the $35 million minimum cash proceeds condition and how likely it is this condition will be met as well as the risks involved if this condition is not met. In this regard, also expand your disclosure to discuss the possibility that more than 1,588,144 shares will be redeemed and the consequences of this amount of redemptions.

Summary
Organizational Structure, page 24

6.   Please provide an organizational chart outlining your pre-Business Combination and post-Business Combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Risk Factors, page 41

7.   Please include risk factor disclosure on the exclusive forum provisions in your Warrant Agreement and Articles of Association discussing the risk that your exclusive forum provisions may result in increased costs for investors to bring a claim in the chosen forum. Clearly disclose whether these provisions apply to actions that arise under the Securities Act. If so, please also state that there is uncertainty as to whether a court will enforce that provision. If it applies to Securities Act claims, disclose that investors cannot waive compliance with Federal securities laws and the rules and regulations thereunder.

If we fail to retain existing key customers..., page 48

8.   We note your disclosure that Schmid has a concentrated customer base and is dependent on a small number of significant customers in the technology sector for a large percentage of its sales and revenue. To add context to this disclosure, please disclose the number of customers for each period presented. In addition, disclose the details of any material agreements with your top two customers and file the agreements as exhibits, or tell us why it is not required.

<u>The Sponsor and Pegasus's other directors, officers, advisors and their affiliates may elect...,
page 76</u>

9.   We note your disclosure on page 76 that "the Sponsor or Pegasus's other directors,
       executive officers, advisors or their affiliates may purchase Pegasus Class A Ordinary
       Shares in privately negotiated transactions or in the open market prior to the completion of
       the Business Combination…" Please provide your analysis on how such potential
       purchases would comply with Rule 14e-5.

<u>The Business Combination</u>
<u>Background of the Business Combination, page 106</u>

10.   Please expand your discussion in the background section to provide more detail regarding
       the key steps of the negotiations for the Business Combination. For example, identify the
       persons involved in negotiations or other activities. In addition, please expand your
       disclosure of the parties' negotiations of the Business Combination and related agreements
       to discuss the specific, material terms proposed in the letters of intent, drafts of the merger
       agreement, and related transactions, the terms and conditions of the final merger
       agreement, the determination of the final structure of the proposed transaction, and the
       ultimate amount and form of consideration.

11.   We note that the Pegasus Board obtained a fairness opinion from Marshall & Stevens
       Advisory Services LLC in connection with its determination to approve the Business
       Combination Agreement. Please provide a clear explanation as to the reason why the
       fairness opinion was obtained, include the fairness opinion as an annex to the proxy
       statement/prospectus and include the information required by Item 1015 of Regulation M-
       A.

<u>The Pegasus Board's Reasons for the Business Combination, page 108</u>

12.   Please expand your disclosure relating to the reasons the Pegasus Board recommends
       shareholder approval to address the consideration to be paid for the target company.

13.   We note your disclosure that the Pegasus Board, in evaluating the transaction with
       Schmid, considered "extensive meetings and calls with Schmid's management team
       regarding its operations and projections and the proposed transaction." Please disclose
       whether the Pegasus Board relied on any financial projections and, if so, please disclose
       the projections in the registration statement as well as any key assumptions made by the
       Pegasus Board in formulating its opinion to recommend the transaction, especially with
       respect to any valuation analysis that might be dependent upon financial projections.

Material Tax Considerations, page 117

14.   We note that you intend for the Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.

Unaudited Pro Forma Condensed Combined Financial Information
Notes To Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 162

15.   Your disclosure in Note E indicates that you paid a cash retention fee of €1,406 thousand to Pegasus employees. Tell us what consideration you gave to including this expense in your pro forma Statement of Profit or Loss.

16.   Your disclosure in Note F indicates that the estimated transaction costs to be incurred by Pegasus after December 31, 2022 have been excluded from the pro forma Statement of Profit or Loss for the year ended December 31, 2022 and the estimated transaction costs to be incurred by Schmid have been included as an expense in the pro forma Statement of Profit or Loss for the year ended December 31, 2022. Considering your disclosure on page 156 that the Business Combination will be treated as the equivalent of Schmid issuing shares at the closing for the net assets of Pegasus, clarify how you considered reflecting the transaction costs incurred by Schmid as an offset to equity and the transaction costs incurred by Pegasus as an expense in your pro forma financial statements.

17.   Your disclosure in Note F indicates that the €10,816 thousand estimated transaction costs to be incurred by Pegasus impacts the calculation of the IFRS 2 charge described in Note (I). Please clarify how these estimated transaction costs impact the calculation.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or loss, page 164

18.   Your disclosure on page F-21 indicates that stock-based compensation related to the Class B ordinary shares and Private Placement Warrants will be recognized at the date a Business Combination is considered probable. Tell us what consideration you gave to including an adjustment relating to this stock-based compensation expense in your pro forma Statement of Profit or Loss.

19.   Tell us how you considered the impacts of the Inflation Reduction Act of 2022 that was signed into federal law on August 16, 2022, including the impact of the 1% federal excise tax on certain repurchases of stock of publicly traded U.S. domestic corporation occurring on or after January 1, 2023. Clarify how you have accounted for the impact of this tax on the redemptions that took place after January 1, 2023, and how you considered including adjustments in your pro forma Statement of Profit or Loss relating to the impact of this tax on your minimum and maximum redemption scenarios.

Business of Schmid and Certain Information about Schmid, page 171

20.   We note your disclosure that "the total addressable market for PCB and substrate equipment in 2022 amounted to approximately $5 billion with an expected industry growth of serviceable addressable high-end PCB market at CAGR 38.3% in the period from 2022 until 2026 in the estimate of the Company based on third-party data of a leading international consultancy firm…" Please provide a source for each of your market and industry statements throughout the registration statement. If appropriate, address how such amounts were determined or calculated.

Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the year ended December 31, 2022 to the year ended December 31, 2021, page 181

21.   It appears that your gross profit as a percentage of revenue increased from 22% for the year ended December 31, 2021 to 35% for the year ended December 31, 2022. Please revise your disclosures to include an explanation for the increase.

Liquidity and Capital Resources, page 183

22.   We note your disclosure on page 53 that "Chinese subsidiaries may be restricted in their ability to transfer cash outside of China whether in the form of dividends, loans or advances. These restrictions and requirements could reduce the amount of distributions that we receive from our subsidiaries, which would restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness." Tell us what consideration you gave to disclosing the amount of the net assets of your Chinese subsidiary that are restricted from distribution to the parent as of the end of the reporting period.

Audited Consolidated Financial Statements of SCHMID Group
Combined Statements of Changes in Equity for the years ended December 31, 2022 and 2021, page F-29

23.   Please revise your disclosures to clarify the nature of the 13.1 million "Transactions with shareholders" during 2021 and how you have accounted for this transaction.

1. Business Description, page F-31

24.   You disclose that the Company is presenting combined financial statements including certain entities under common control by SCHMID subject to the Business Combination Agreement. Please clarify the entities that are under common control by SCHMID, the ownership structure of each entity, and the factors you considered in determining they are under common control.

3. Significant Accounting Policies
Revenue Recognition, page F-41

25.   Please clarify the nature of your installation services and the factors you considered in determining that your machine sales and installation services are distinct performance obligations. Tell us how you considered the factors in paragraphs 27 through 29 of IFRS 15.

26.   Clarify if your machines and spare parts are at times sold together with your repair services, inspections, installations of modifications and development services as part of the same contract, or contracts entered into at or near the same time. If so, tell us the factors you considered in determining that each of these products or services is a distinct performance obligation. Tell us how you considered the factors in paragraphs 27 through 29 of IFRS 15.

27.   Clarify how you allocate a portion of the transaction price to the extended warranty performance obligation in accordance with paragraphs 73–86 of IFRS 15, as required by paragraph B29 of IFRS 15.

28.   Your disclosure states that Service revenue is recognized after the Company has satisfied the performance obligation by transferring the promised service to the customer. Please clarify if this revenue is recognized at a point in time or over time and how you considered the factors in paragraph 32 of IFRS 15 in making this determination. If recognized over time, please clarify if recognized on a straight-line basis or some other method.

29.   Please describe the nature of your long-term development contracts recognized using the percentage of completion methodology and the nature of your on-going development activities recognized on a straight- line basis and the factors you considered in determining each method for measuring progress. Please also clarify the period of time over which this revenue is typically recognized.

6. Revenue From Contracts With Customers and Cost of Sales, page F-45

30.   Please clarify in which sales categories your revenues from installation services, long-term development contracts, on-going development contracts and extended warranty contracts are included and the amount of revenue recognized for each of these revenue streams.

31.   Tell us how you considered disclosing total revenue recognized at a point in time and total revenue recognized over time.

32.   Clarify how you considered disclosing the transaction price allocated to the remaining performance obligations and the information required by paragraph 120 of IFRS 15. Please also clarify your disclosures to describe how the order backlog that you disclose is different than the transaction price allocated to remaining performance obligations.

33.   We note your disclosure on page 178 that in fiscal year 2022, 39% of your revenues were generated from sales to your two largest customers (€25.1 million from our top customer and €11.9 million from our second largest customer) and your ten largest customers represented approximately 76% of our revenues. Tell us what consideration you gave to disclosing these revenue concentrations and the related trade receivables concentrations as well as the geographic location of these customers.

25.Financial Liabilities
Loans From Debt Funds, page F-58

34.   Your table indicates that you have Loans from Debt Funds totaling €104.2 million. However, your disclosures only appear to describe the terms of loans totaling €65.3 million. Please clarify your disclosures to describe this difference.

Loans From Banks, page F-59

35.   You disclose that these loans are due but have not yet been claimed by the banks. Please clarify this statement and whether you are in default of the debt agreement. Please also clarify whether any penalties may be assessed.

Share Option, page F-60

36.   You disclose that "In 2021 SCHMID entered into an agreement with an Investor to obtain a shareholding in the entity SCHMID Technology (Guangdong) Co. Ltd. (STG) by performing a disproportional capital increase. Please revise your disclosures to clarify what you mean by "a disproportional capital increase." Clarify the specific terms of this transaction including the amount of the investment and how you have accounted for the transaction. You further disclose that "The agreement includes regulations for further capital increases at a pre-determined price. The price includes an adjustment mechanism based on the revenue of entity (STG) in a pre-defined time frame." Please further clarify the terms of the future capital increases, including whether execution is at your option or the investor's option, and the amounts and associated shares of each capital increase.

29. Financial Instruments and Financial Risk Management

Financial Instrument Risk Management Objectives and Policies

Credit Risk, page F-68

37. Your disclosure on page F-75 indicates that as of 1 January 2023, you have cancelled the credit risk insurance for trade receivables and as a result, the ECL on trade receivables will increase in 2023. Tell us how you considered including further disclosure regarding your exposure to credit risk for your trade receivables, including concentrations by geographic region and customers and trade receivables by aging category. Please also further disclose how you calculated your ECL for trade receivables taking these factors into account.

33. Events After the Reporting Period, page F-75

38. You disclose that "In May 2023, SCHMID entered into a settlement agreement with one of the debt funds regarding a loan with a nominal amount of €50 million. The parties agreed on a repayment amount of €70 million. The loan has been repaid in June 2023." Please clarify how you accounted for the repayment and whether a loss on extinguishment of debt was recognized.

Exhibits

39. Please file a legal opinion as an exhibit to the registration statement. Refer to Item 21 of Part II of Instructions to Form F-4.

General

40. We understand that Barclays, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the Business Combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify Pegasus's current relationship with Barclays.

41. Please describe what relationship existed between Barclays and Pegasus after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays. For example, clarify whether Barclays had any role in the identification or evaluation of business combination targets.

42. Tell us whether Barclays was involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Barclays claims no role in Pegasus's Business Combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

43.   Please tell us whether you are aware of any disagreements with Barclays regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Barclays was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays is waiving such fees and disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the Business Combination.

44.   Disclose whether Barclays provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

45.   We note your disclosure on page 9 that Pegasus has sufficient funds to consummate the Business Combination regardless of the levels of redemptions by Pegasus Public Shareholders. Clarify throughout the registration statement that the Business Combination may still not be consummated if the closing conditions are not met, including TopCo having at least $5,000,001 of net tangible assets immediately after the Closing, TopCo having received at least $35 million in cash proceeds from the Trust Account and any PIPE investors, and TopCo's initial listing application with the New York Stock Exchange being approved.

46.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

47.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: George Hacket